EXHIBIT 99.2

Galloway Capital Partners, LLC

December 28, 2023

David J. Grissen, Chairman

Matthew Doctor, Chief Executive Officer

Regis Corporation

3701 Wayzata Boulevard

Minneapolis, MN 55416

Dear Mssrs. Grissen and Doctor:

We have been shareholders of Regis Corporation (the ‘Company’ or ‘Regis’) for over a year. We are quite disappointed with the performance of the Company’s common stock, which is -98% in the past four years, and -60% in just the past six months. We believe the Company is significantly undervalued and requires our support and expertise in creating shareholder value.

Recently, the Company announced the formation of a Special Committee to explore strategic alternatives to enhance shareholder value. We believe the Company is solidly profitable at $30MM EBITDA and off to a very good start. While management has done a very good job in cutting costs and converting to a franchise system, this is certainly not reflected in the stock price. We believe the Company’s stock is undervalued by 5-10x. It’s obvious to us that Wall Street is viewing this strategic review as a potential dilutive outcome which in our opinion is not necessary.

We believe there is still a long way to go to enhance revenue in the Company’s systemwide ‘footprint.’ At present, each location generates barely $300,000 in gross revenue, and only from haircuts. Your competitor, Hair Cuttery Salons generates double the sales volume because they are more effective in offering ancillary services and products to their clients. We strongly believe that with over 4,800 locations generating $1.25 billion in systemwide sales and 50 million customers annually, the Company can significantly enhance its sales volume and EBITDA by offering additional services.

Galloway Capital Partners and its founder, Bruce Galloway, have significant experience investing in undervalued publicly traded companies, including franchise companies. We would like to assist in the process of growing the Company, improving the financial structure and enhancing shareholder value. We request that the Special Committee consider two candidates of our selection with strong public company experience to be added to the Board of Directors.

Our interests are clearly aligned, and we believe that we can bring strong insight and constructive actions which will benefit all of the Company’s shareholders. We believe we can accomplish this without the need to dilute the shareholders while still protecting the value of the Company’s stock.

Please let me know when you would be available to discuss these important matters. I can be reached at: bgalloway@gallowaycap.com or 917-405-4591.

Very truly yours,

Bruce Galloway

President and Chief Investment Officer